Exhibit 3
AMENDMENT TO BYLAWS
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WHEREAS, the Board of Directors of SFS Bancorp, Inc. met on January 24, 1996 and
discussed its intentions that the Holding Company continue to be a holding company of a community oriented financial institution designed to meet the needs of the communities it serves; and

WHEREAS, the communities of the Holding Company and its subsidiaries currently serves is primarily the counties of Schenectady, Saratoga, Albany and Rensselaer in the state of New York ("the primary market area"); and

WHEREAS, substantially all of the Company's loans are secured by property located within its primary market area and substantially all of its deposits are obtained from individuals or entities located in its primary market area; and

WHEREAS, the Board of Directors has determined that in order to adequately assess and best serve the needs of the Holding Company's primary market area a director must be knowledgeable of and actively involved in the communities the Holding Company and its subsidiaries serves; and

WHEREAS, the Board of Directors believes, based upon the foregoing, that it would be appropriate and in the best interest of the Holding Company and its shareholders to amend the Bylaws to require that all directors be domiciled in or have their primary place of business located in the Holding Company's primary market area; and

WHEREAS, the Board of Directors has considered the size and diversity of the population base of its primary market area, and believes that, if necessary or if desired there is a sufficient pool of potentially qualified individuals located therein who would be available for consideration for nomination as a director of the Holding Company; and now therefore, be it

RESOLVED, that the Board of Directors of the Holding Company hereby approves the adoption of an amendment to Article II of the Bylaws by adding the following new
Section 10, as follows:

     Section 10. Qualifications. Any member of the Board of Directors shall, in order to qualify as such, be domiciled in or have his or her primary place of business located in the counties of Schenectady, Saratoga, Albany or Rensselaer in the state of New York; and

BE IT FURTHER RESOLVED, that the appropriate officers of the Holding Company be and hereby are authorized and directed to take all action necessary to implement the foregoing resolutions and any action previously taken by such officers be and hereby are approved, ratified and confirmed.